UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

FIRST SAVINGS FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33621E 10 9

 (CUSIP Number)

Larry W. Myers

501 East Lewis & Clark Parkway

Clarksville, Indiana 47129

(812) 283-0724

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP NO. 53017Q 102	SCHEDULE 13D

1	NAME OF REPORTING PERSON Larry W. Myers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,387 (1)
	8	SHARED VOTING POWER 97,264 (2)
	9	SOLE DISPOSITIVE POWER 81,638 (3)
	10	SHARED DISPOSITIVE POWER 24,200 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (5)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,509 shares held directly and 22,878 shares subject to options exercisable within 60 days.
(2)	Consists of 24,200 shares owned by Mr. Myers’ spouse’s IRA, 55,251 shares held under the First Savings Bank, F.S.B. Profit Sharing/401(k) Plan (the “401(k) Plan”), 7,647 shares held in Mr. Myers’ Employee Stock Ownership Plan (“ESOP”) account and 10,166 unvested shares of restricted stock.
(3)	Includes 3,509 shares held directly, 22,878 shares subject to options exercisable within 60 days and 55,251 shares held under the First Savings Bank, F.S.B. Profit Sharing/401(k) Plan.
(4)	Consists of 24,200 shares owned by Mr. Myers’ spouse’s IRA.

(5)	Based on 2,313,237 shares outstanding at May 18, 2013 and assumes all 22,878 options had been exercised at that date.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of First Savings Financial Group, Inc. (the “Company”), an Indiana corporation, whose principal executive offices are located at 501 East Lewis & Clark Parkway, Clarksville, Indiana 47129.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Larry W. Myers.

(b)	Mr. Myers’ residence address is 11820 Springhill Garden Dr., Louisville, Kentucky 40223.

(c)	Mr. Myers is President, Chief Executive Officer and a Director of the Company and First Savings Bank, F.S.B., the Company’s wholly owned subsidiary, which has the same principal executive office as the Company.

(d)	Mr. Myers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Mr. Myers has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Myers is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On October 6, 2008, First Savings Bank, F.S.B. (the “Bank”) completed its conversion from the mutual to the stock form of organization (the “Conversion”). In connection with the Conversion, the Company became the Bank’s holding company on that date and issued an aggregate of 2,542,042 shares of common stock at an offering price of $10.00 per share. In connection with the Conversion, Mr. Myers purchased 35,000 shares with approximately $350,000 in personal funds.

Mr. Myers was awarded 25,412 shares of restricted stock under the First Savings Financial Group, Inc. 2010 Equity Incentive Plan for which he was not required to pay monetary consideration. Of such restricted shares, 10,166 shares remain unvested as of the date of this Schedule 13D. Mr. Myers was also allocated 7,647 shares to his ESOP account for which he was not required to pay monetary consideration.

In addition, Mr. Myers was also granted stock options to purchase 38,128 shares for which he was not required to pay monetary consideration. As of the date of this Schedule 13D, options to purchase 22,878 shares are vested and exercisable.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes. Mr. Myers may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions or dispose of securities.

Except as described above and in his capacity as an executive officer and a director of the Company and the Bank, Mr. Myers does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Myers beneficially owns 123,651 shares, representing 5.3% of the 2,336,115 shares of the Common Stock deemed outstanding as of May 18, 2013 for such purpose. Included in this amount are 22,878 shares which Mr. Myers has the right to acquire under the Company’s stock option and equity incentive plan.

(b) Mr. Myers has sole voting power over 27,387 shares, which includes 3,509 shares he holds directly and 22,878 shares subject to options exercisable within the next 60 days.

Mr. Myers has shared voting power over 97,264 shares, which includes 24,200 shares owned by Mr. Myers’ spouse’s IRA, 55,251 shares held under the 401(k) Plan, 7,647 shares held in Mr. Myers’ ESOP account and 10,166 unvested shares of restricted stock.

Mr. Myers has sole dispositive power over 82,638 shares, which includes 3,509 shares he holds directly, 22,878 shares subject to options exercisable within the next 60 days and 55,251 shares held under 401(k) Plan.

Mr. Myers has shared dispositive power over 24,200 shares, which includes 24,200 shares owned by Mr. Myers’ spouse’s IRA.

(c) On December 6, 2013, Mr. Myers sold 1,000 shares of the Common Stock at a price of $22.75 in the open market through a broker-assisted transaction.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 6, 2013	By:	/s/ Larry W. Myers
Larry W. Myers

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